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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                      SEC File Number: 001-12647

                                                      CUSIP Number: 68618W

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q

             [ ] Form N-SAR [ ] Form N-CSR

                For the Period Ended: __________________________

[X]  Transition Report on Form 10-K

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR

               For the Transition Period Ended: December 31, 2005

     Read Instruction Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: ORIENTAL FINANCIAL GROUP INC.

Former name if applicable: _______________________________

Address of principal executive office (Street and number):
   Professional Offices Park, 998 San Roberto Street

City, state and zip code: San Juan, Puerto Rico 00926

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As disclosed in a press release issued by Oriental Financial Group Inc. (the "Group") on March 15, 2006, the Group was unable to file its report on Form 10-K for the six-month transition period ended December 31, 2005, which was due March 16, 2006.

     The reason for the delay is that the Group is reevaluating the accounting treatment given in previously reported financial statements to the following matters: (i) certain mortgage loan purchases recorded in the first and third quarters of the fiscal year ended June 30, 2005, and (ii) certain employee stock option awards.

     The mortgage-related transactions are reflected in the Group's previously issued financial statements as purchases of residential mortgage loans secured by first mortgages. If the Group concludes that such transactions do not qualify as purchases for accounting purposes, said transactions, with an outstanding loan principal balance of approximately $85 million, will be accounted for as commercial loans secured by first mortgages. The Group anticipates that any revised classification of these mortgage-related transactions will not result in the need for additional reserves or the need to adjust stockholders' equity, net earnings or earnings per share for any period. Management also expects that any revised classification would not have a significant impact on its compliance with the regulatory capital requirements and that, if required, it would obtain a waiver from the Office of the Commissioner of Financial Institutions of Puerto Rico with respect to the statutory limit for individual borrowers.

     The review of the employee stock option awards pertains to the accounting treatment of certain non-traditional antidilution provisions in the employment contracts of various officers that may result in some of these awards to be treated as variable awards as opposed to fixed awards. This may require an adjustment to the stockholders' equity as of September 30, 2005, June 30, 2005 and the results of operations for the quarter and year then ended, respectively, and other previously reported periods. It is expected, however, that the net effect of such adjustments at September 30, 2005, would reverse in the subsequent quarter and therefore would not impact total stockholders' equity at December 31, 2005.


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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Mr. Jose Rafael Fernandez                (787)               771-6800, Ext. 6169
          (Name)                      (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please refer to the narrative explanation provided in the last paragraph of Part III hereof. Given that the review of this matter by the Group and the Audit Committee of its Board of Directors has not concluded, the Group cannot provide at this time a reasonable estimate of such results.

                          ORIENTAL FINANCIAL GROUP INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 17, 2006                    By: /s/ Jose Rafael Fernandez
                                            ------------------------------------
                                            Jose Rafael Fernandez
                                            President and CEO


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